Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Files 40-F Registration Statement with SEC in Advance of U.S. Listing — A Major Step Toward Nasdaq

Quebec, QC, Canada, June 15, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service operators, today announced two transformative capital markets milestones that are expected to meaningfully expand NuRAN’s access to global capital: (i) the filing of a Form 40-F registration statement (the “40-F Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”), in connection with its application to list its common shares (“Shares”) on the Nasdaq Capital Market (the “Nasdaq”), and (ii) the confidential filing with the British Columbia Securities Commission (the “BCSC”) of a Preliminary Short Form Base Shelf Prospectus (the “Shelf Prospectus”) in respect of an offering of securities of the Company in an amount of up to C$100,000,000 (the “Offering”).

Together, these filings mark a pivotal moment in NuRAN’s capital markets evolution, positioning the Company to access the deep U.S. investor base that NuRAN believes is uniquely aligned with its mission to connect underserved communities across Africa. The 40-F Registration Statement, filed pursuant to the SEC’s Multijurisdictional Disclosure System (“MJDS”), is designed to enable the Company to register its securities with the SEC using Canadian disclosure materials and, upon being declared effective by the SEC and approval by Nasdaq to list the Company’s common shares, is expected to make NuRAN’s shares more accessible to U.S. investors and broaden the Company’s reach into the U.S. capital markets. The confidential Shelf Prospectus, once receipted, is intended to provide NuRAN with a flexible financing tool to rapidly and cost-effectively support the Company’s execution of its growth strategy across Africa.

The listing of the Company’s Shares on the Nasdaq remains subject to the approval of the Nasdaq Stock Market LLC and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC. A Nasdaq listing, if achieved, would make NuRAN shares available to a substantially broader universe of investors, including U.S. institutional and retail investors focused on emerging market infrastructure and ESG-aligned opportunities. The Company will provide updates on its progress as additional information becomes available.

Regulatory Filing Highlights

●	SEC Form 40-F Registration Statement: NuRAN has filed a registration statement on Form 40-F with the SEC pursuant to Section 12(b) of the Securities Exchange Act of 1934 under the MJDS. The 40-F Registration Statement incorporates the Company’s existing Canadian disclosure materials and, once effective, will enable NuRAN’s securities to be registered with the SEC for trading on a U.S. national securities exchange. This filing reflects NuRAN’s confidence in its business fundamentals and its readiness to meet the rigorous standards of a U.S. national securities exchange. The 40-F Registration Statement is currently subject to SEC review and has not yet become effective.

PRESS RELEASE

●	Preliminary Short Form Base Shelf Prospectus (Confidential): NuRAN has filed with the BCSC, on a confidential basis, a preliminary short form base shelf prospectus qualifying the distribution of up to C$100,000,000 in securities of the Company, which may include common shares, warrants, units, or any combination thereof, over a 25-month period following the issuance of a final receipt. The confidential filing has been made in accordance with National Instrument 44-102 Shelf Distributions. If and when receipted, this shelf facility would give the Company the ability to move swiftly on financing opportunities as they arise, a critical competitive advantage in dynamic African telecommunications markets. No securities will be offered or sold pursuant to the Shelf Prospectus until a final base shelf prospectus has been filed and a receipt issued by the applicable Canadian securities regulatory authorities.

Management Commentary

“These filings are the product of years of disciplined execution and reflect both the maturity of our capital markets program and our confidence in NuRAN’s trajectory,” said Francis Letourneau, Director and CEO of NuRAN Wireless. “Filing a Form 40-F with the SEC is an important step toward opening NuRAN to American investors who share our conviction that universal connectivity in underserved communities is both a profound social imperative and a compelling business opportunity. At the same time, the shelf prospectus filing is expected to give us the financial flexibility to execute on our pipeline of network deployments and country expansions across Africa without interruption. NuRAN has already connected millions of people in some of the world’s most remote communities, and with the right capital structure in place, we intend to accelerate that impact significantly. We are building the infrastructure that will connect one billion people, and these filings ensure we have the capital runway to do it.”

About the Filings

The 40-F Registration Statement was prepared under the SEC’s Multijurisdictional Disclosure System, which allows eligible Canadian issuers to register securities with the SEC using Canadian disclosure documents. Under the MJDS, NuRAN would be able to satisfy a significant portion of its U.S. reporting obligations by filing with the SEC the annual disclosure documents it is already required to prepare for Canadian regulatory authorities. The 40-F Registration Statement has been filed on EDGAR and is available for public review at www.sec.gov.

The Shelf Prospectus was filed on a confidential basis with the BCSC pursuant to National Instrument 44-102 Shelf Distributions. A base shelf prospectus allows a qualified issuer to qualify the distribution of a broad range of securities up to a specified maximum amount over a defined period, without filing a new prospectus for each individual offering. The specific terms of any offering under the Shelf Prospectus, including the type of securities to be offered, the offering price, and the use of proceeds, will be disclosed in a prospectus supplement at the time of each offering. Until a final base shelf prospectus has been filed and receipted, no securities will be offered or sold thereunder.

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Update on Regulatory Filings

The Company confirms that, as of June 10, 2026, the BCSC has removed the Company from default status, reflecting the Company’s successful remediation of all outstanding regulatory defaults. The Company is now in good standing with the BCSC and remains committed to maintaining full compliance with its continuous disclosure obligations under applicable Canadian securities laws.

No Offer or Solicitation

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The 40-F Registration Statement has not yet become effective, and no offer or sale of securities may be made in the United States until the registration statement becomes effective. The securities to be offered pursuant to the Shelf Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

About NuRAN Wireless

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” and similar expressions.

PRESS RELEASE

Forward-looking statements in this news release include, without limitation, statements regarding: (i) the filing and anticipated effectiveness of the 40-F Registration Statement with the SEC and the potential listing or trading of the Company’s securities on a U.S. securities exchange or quotation system; (ii) the filing, review, and anticipated receipting of the Shelf Prospectus with the BCSC and applicable Canadian securities regulatory authorities; (iii) the anticipated benefits of the 40-F Registration Statement, including increased access to U.S. investors and U.S. capital markets; (iv) the anticipated benefits of the Shelf Prospectus, including financing flexibility and the ability to raise up to C$100,000,000 over the shelf period; (v) the Company’s business strategy, growth objectives, and ability to expand its NaaS operations across Africa; (vi) the Company’s ability to maintain good standing with the BCSC and satisfy its continuous disclosure obligations on an ongoing basis; and (vii) the anticipated impact of the Company’s network deployments on connectivity in underserved communities and the expected growth in communities and subscribers served.

These forward-looking statements are based on the beliefs, expectations, and opinions of management of the Company as of the date of this news release and are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements, including, without limitation: the risk that the 40-F Registration Statement may not become effective on a timely basis, or at all; the risk that the Company’s securities may not be approved for listing on a U.S. exchange or quotation system; the risk that the Shelf Prospectus may not be receipted by the BCSC or other applicable Canadian securities regulatory authorities; the risk that no offerings will be completed under the Shelf Prospectus on the terms contemplated, or at all; risks related to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, and operational risks in those markets; the risk that the Company may fail to maintain good standing with the BCSC or other applicable securities regulatory authorities, or may incur future regulatory defaults; the risk that the Company’s network connectivity targets and subscriber growth projections may not be achieved on the timeline anticipated, or at all; and general economic, market, and business conditions.

Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.